# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jade Biosciences, Inc., CIK 0001798749
CUSIP: 008064206
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 04/28/2025
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshocken, Pennsylvania (PA), 19428, (267) 262-5300; Ryan A. Murr, Esq., Gibson, Dunn & Crutcher LLP, One Embaradero Center, Suite 2600, San Francisco, California (CA), 94111, (415) 393-8373

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,249,356; sole dispositive power 0; shared dispositive power 7,249,356; aggregate amount beneficially owned 7,249,356 (19.99% of the class)
  Comment: The securities include (a) 564,551 shares of common stock, $0.0001 par value per share (the "Common Stock"), 4,028,000 shares of Common Stock issuable upon conversion of 4,028 shares of Series A non-voting convertible preferred stock, par value $0.0001 per share (the "Series A Preferred Stock"), and 988 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (as defined in Item 6 and subject to the limitations as described therein) directly held by Fairmount Healthcare Fund II L.P. ("Fund II") and (b) 2,655,817 shares of Common Stock directly held by Fairmount Healthcare Co-Invest IV L.P. ("Co-Invest"), and exclude (c) 8,594,000 shares of Common Stock issuable upon conversion of 8,594 shares of Series A Preferred Stock and 4,934,171 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount Funds Management LLC ("Fairmount") and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 32,235,926 shares of Common Stock outstanding as of April 28, 2025.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,592,551; sole dispositive power 0; shared dispositive power 4,592,551; aggregate amount beneficially owned 4,592,551 (12.66% of the class)
  Comment: The securities (a) include 564,551 shares of Common Stock, 4,028,000 shares of Common Stock issuable upon conversion of 4,028 shares of Series A Preferred Stock, and 988 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (b) exclude 4,934,171 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 8,594,000 shares of Common Stock issuable upon conversion of 8,594 shares of the Series A Preferred Stock. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 32,235,926 shares of Common Stock outstanding as of April 28, 2025.
- Fairmount Healthcare Co-Invest IV L.P. (CIK 0002042283): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,655,817; sole dispositive power 0; shared dispositive power 2,655,817; aggregate amount beneficially owned 2,655,817 (8.24% of the class)
  Comment: The securities include 2,655,817 shares of Common Stock.
  
  Row 13 is based on 32,235,926 shares of Common Stock outstanding as of April 28, 2025.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,249,356; sole dispositive power 0; shared dispositive power 7,249,356; aggregate amount beneficially owned 7,249,356 (19.99% of the class)
  Comment: The securities include (a) 564,551 shares of Common Stock, 4,028,000 shares of Common Stock issuable upon conversion of 4,028 shares of Series A Preferred Stock, and 988 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II and (b) 2,655,817 shares of Common Stock directly held by Co-Invest, and exclude (c) 8,594,000 shares of Common Stock issuable upon conversion of 8,594 shares of Series A Preferred Stock and 4,934,171 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 32,235,926 shares of Common Stock outstanding as of April 28, 2025.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,249,356; sole dispositive power 0; shared dispositive power 7,249,356; aggregate amount beneficially owned 7,249,356 (19.99% of the class)
  Comment: The securities include (a) 564,551 shares of Common Stock, 4,028,000 shares of Common Stock issuable upon conversion of 4,028 shares of Series A Preferred Stock, and 988 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II and (b) 2,655,817 shares of Common Stock directly held by Co-Invest, and exclude (c) 8,594,000 shares of Common Stock issuable upon conversion of 8,594 shares of Series A Preferred Stock and 4,934,171 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 32,235,926 shares of Common Stock outstanding as of April 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Jade Biosciences, Inc.
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"); (2) Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"); (3) Fairmount Healthcare Co-Invest IV L.P., a Delaware limited partnership ("Co-Invest"); (4) Peter Harwin; and (5) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount, Fund II, and Co-Invest are collectively referred to herein as the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Company held by Fund II and Co-Invest. Fund II and Co-Invest have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's and Co-Invest's portfolio, including the shares of Common Stock reported herein. Because Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Residence or business address: The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Present principal occupation or employment: The principal business of Fairmount is to provide discretionary investment management services to qualified investors through Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
Citizenship: Fairmount is a Delaware limited liability company. Fund II is a Delaware limited partnership. Co-Invest is a Delaware limited partnership. Mr. Harwin is a citizen of the United States of America. Mr. Kiselak is a citizen of Slovakia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, the Reporting Persons have voting and dispositive power over 7,249,356 shares of Common Stock of the Company, which is comprised of (a) 564,551 shares of Common Stock, 4,028,000 shares of Common Stock issuable upon conversion of 4,028 shares of Series A Preferred Stock and 988 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II and (b) 2,655,817 shares of Common Stock directly held by Co-Invest, and exclude (c) 8,594,000 shares of Common Stock issuable upon conversion of 8,594 shares of Series A Preferred Stock and 4,934,171 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.

The aggregate purchase price of the Common Stock and Pre-Funded Warrants purchased and currently owned by the Reporting Persons is $76,770,432. The aggregate purchase price of the Series A Preferred Stock purchased and currently owned by the Reporting Persons is $2,000. The source of the funding for the purchases of the Common Stock, Series A Preferred Stock and Pre-Funded Warrants was the general working capital of the Reporting Persons. The information set forth in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons own 19.99% of the Company in the aggregate, based upon the Company's aggregate outstanding shares as of April 28, 2025. The Reporting Persons' securities include (a) 564,551 shares of Common Stock, 4,028,000 shares of Common Stock issuable upon conversion of 4,028 shares of Series A Preferred Stock and 988 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II and (b) 2,655,817 shares of Common Stock directly held by Co-Invest, and exclude (c) 8,594,000 shares of Common Stock issuable upon conversion of 8,594 shares of Series A Preferred Stock and 4,934,171 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.

Mr. Kiselak serves as a member of the board of directors of the Company, and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Initial Financing

In June 2024, Pre-Merger Jade (as defined below) issued and sold an aggregate of 20,000,000 shares of Pre-Merger Jade preferred stock to Fund II at a purchase price of $0.0001 per share.

Agreement and Plan of Merger

On October 30, 2024, the Company entered into the Agreement and Plan of Merger, dated October 30, 2024 (the "Merger Agreement"), with Jade Biosciences, Inc., a Delaware corporation ("Pre-Merger Jade"), Caribbean Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("First Merger Sub") and Caribbean Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("Second Merger Sub"). Pursuant to the Merger Agreement, on October 30, 2024, First Merger Sub merged with and into Pre-Merger Jade, pursuant to which Pre-Merger Jade was the surviving corporation and became a wholly owned subsidiary of the Company (the "First Merger"). Immediately following the First Merger, Pre-Merger Jade merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (together with the First Merger, the "Merger").

After completion of the Merger, Second Merger Sub changed its name to Jade Biosciences Operating Company, LLC and the Company changed its name to Jade Biosciences, Inc.

Following a reverse stock split effected by the Company, and as a result of and upon the effective time of the First Merger (the "First Effective Time"), (i) each then-outstanding share of Pre-Merger Jade common stock (including shares of Pre-Merger Jade common stock issued in the Jade pre-closing financing) immediately prior to the First Effective Time (excluding shares cancelled pursuant to the Merger Agreement and excluding dissenting shares) automatically converted into the right to receive a number of shares of Common Stock, equal to the exchange ratio, (ii) each then-outstanding share of Pre-Merger Jade preferred stock, immediately prior to the First Effective Time (excluding shares cancelled pursuant to the Merger Agreement and excluding dissenting shares) automatically converted into the right to receive a number of shares of Series A Preferred Stock, which are each convertible into 1,000 shares of Common Stock, equal to the exchange ratio divided by 1,000, (iii) each then-outstanding option to purchase Pre-Merger Jade common stock was assumed by Aerovate and converted into an option to purchase shares of Common Stock, subject to adjustment as set forth in the Merger Agreement, (iv) each then-outstanding pre-funded warrant to purchase shares of Pre-Merger Jade common stock was converted into a pre-funded warrant to purchase shares of Common Stock, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant, (v) each option to acquire shares of Common Stock (whether vested or unvested) with an exercise price less than or equal to the Aerovate Closing Price (as defined below) was cancelled and converted into the right to receive an amount in cash, without interest, less any applicable tax withholding, equal to the excess of $2.5269, the volume weighted average closing trading price of a share of Aerovate common stock on The Nasdaq Stock Market LLC ("Nasdaq") for the five (5) consecutive trading days ending three (3) days immediately prior to April 16, 2025 (the "Aerovate Closing Price"), (vi) each option with an exercise price greater than the Aerovate Closing Price, as adjusted for the special cash dividend paid by the Company on April 29, 2025, to acquire shares of Common Stock was cancelled for no consideration, (vii) each unvested Company restricted stock unit was accelerated in full and (viii) each share of Common Stock issued and outstanding at the First Effective Time remain issued and outstanding in accordance with its terms.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Certificate of Designation

On April 28, 2025, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock with the Secretary of State of the State of Nevada (the "Certificate of Designation") in connection with the Merger. The Certificate of Designation provides for the issuance of shares of Series A Preferred Stock.

Holders of Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Company will not, without the affirmative vote or written waiver of the holders of a majority of the then outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend or repeal any provision of, or add any provision to, its certificate of incorporation or other charter documents in any manner that adversely alters or changes any preference, rights, privileges or powers of, or restrictions provided for the benefit of, the holders of Series A Preferred Stock, (d) issue further shares of Series A Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series A Preferred Stock, (e) at any time while at least 3,786 shares of Series A Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of the Company with or into another entity or any stock sale to, or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority on an as-converted-to-Common Stock basis of the capital stock of the Company, immediately after such transaction or (f) enter into any agreement with respect to any of the foregoing. The Series A Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Each share of Series A Preferred Stock is convertible into 1,000 shares of Common Stock, subject to certain limitations, including that a holder of Series A Preferred Stock is prohibited from converting shares of Series A Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

The foregoing description of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain Pre-Merger Jade executive officers, directors and stockholders as of immediately prior to the Merger, including the Reporting Persons, entered into lock-up agreements with the Company (the "Lock-up Agreements"), pursuant to which such parties agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, currently or thereafter owned, including shares of Common Stock issuable upon conversion of the Series A Preferred Stock issued in exchange for shares of Pre-Merger Jade preferred stock in the Merger, but excluding, as applicable, shares purchased by Pre-Merger Jade stockholders in the Jade pre-closing financing (including any shares of Common Stock issuable upon exercise of Pre-Funded Warrants issued in exchange for pre-funded warrants to purchase shares of Pre-Merger Jade common stock sold in the Jade pre-closing financing), until 180 days after the Effective Time.

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Subscription Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain new and existing investors of Pre-Merger Jade entered into a subscription agreement with Pre-Merger Jade (the "Subscription Agreement"), pursuant to which such investors agreed to purchase shares of Pre-Merger Jade common stock or, in lieu thereof, Pre-Merger Jade pre-funded warrants, representing an aggregate commitment of approximately $300.0 million, immediately prior to the closing of the Merger (the "Jade pre-closing financing").

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement, which is filed as Exhibit 99.5 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the Jade pre-closing financing, the Company, Pre-Merger Jade and investors participating in the Jade pre-closing financing entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Company is required to prepare and file a resale registration statement with the U.S. Securities and Exchange Commission within 45 calendar days following the closing of the Merger. Pursuant to the Registration Rights Agreement, the Company is prohibited from filing any other registration statements until all of the registerable securities subject to the Registration Rights Agreement are registered pursuant to an effective registration statement, subject to certain exceptions. The Registration Rights Agreement also provides that the Company is required to pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.6 to this Schedule 13D.

Nevada Redomestication

On April 28, 2025, the Company effected a redomestication from the State of Delaware to the State of Nevada by conversion (the "Redomestication") by means of a plan of conversion (the "Plan of Conversion"). Through the adoption of the Plan of Conversion, at the effective time of the Redomestication, the Company continues in existence as a Nevada corporation (the "Nevada Corporation") and continues to operate its business under the name "Jade Biosciences, Inc." The internal affairs of the Company ceased to be governed by Delaware law and instead is governed by Nevada law. The Company ceased to be governed by its second amended and restated certificate of incorporation and amended and restated bylaws and instead are governed by the provisions of the Nevada articles of incorporation and the Nevada bylaws. Each outstanding share of Common Stock automatically converted into one outstanding share of common stock of the Nevada Corporation. Each outstanding share of any series of preferred stock automatically converted into one outstanding share of the corresponding series of the preferred stock of the Nevada Corporation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are calculated based upon 32,235,926 shares of Common Stock outstanding as of April 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons' securities include (a) 564,551 shares of Common Stock, 4,028,000 shares of Common Stock issuable upon conversion of 4,028 shares of Series A Preferred Stock, and 988 shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II and (b) 2,655,817 shares of Common Stock directly held by Co-Invest, and exclude (c) 8,594,000 shares of Common Stock issuable upon conversion of 8,594 shares of Series A Preferred Stock and 4,934,171 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
Transactions in the class effected during the past sixty days: TO COME
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager or adviser to Fund II and Co-Invest and has voting and dispositive power over shares of Common Stock held on behalf of Fund II and Co-Invest. Other than the Merger, the Reporting Persons have not had any transactions in the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: TO COME

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Fairmount is entitled to a fee for managing and advising Fund II based upon a percentage of the net asset value of Fund II, as well as a performance fee if earned, and a performance fee if earned for managing and advising Co-Invest.

Warrant to Purchase Stock

Pursuant to the Subscription Agreement, Fund II purchased Pre-Merger Jade pre-funded warrants that were exchanged for pre-funded warrants of the Company in the Merger (the "Pre-Funded Warrants") and that are subject to the terms of such pre-funded warrants (the "Warrant Agreement") in the amounts disclosed in Item 5. Subject to the Warrant Maximum Percentage limitation described in the following sentence, the Pre-Funded Warrants are exercisable at any time by delivery of notice to the Company and permit Fund II to purchase Common Stock for $0.0001 per share (as adjusted from time to time, as provided in the Warrant Agreement). The Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the "Warrant Maximum Percentage"), initially 9.99%, of the number of shares of Common Stock then issued and outstanding. A holder may increase or decrease the Warrant Maximum Percentage by written notice to the Company, provided that any such increase requires at least 61 days' prior notice to the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement
Exhibit 99.2 Agreement and Plan of Merger, dated as of October 30, 2024, by and among Aerovate Therapeutics, Inc., Caribbean Merger Sub I, Inc., Caribbean Merger Sub II, LLC and Jade Biosciences, Inc. (incorporated by reference to Exhibit 12.1 to Aerovate Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-40544) filed with the SEC on October 31, 2024).
Exhibit 99.3 Nevada Certificate of Designation of Series A Non-Voting Convertible Preferred Stock, effective April 28, 2025 (incorporated by reference to Exhibit 3.8 to Jade Biosciences, Inc.'s Current Report on Form 8-K (File No. 001-40544) filed with the SEC on May 1, 2025).
Exhibit 99.4 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Aerovate Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-40544) filed with the SEC on October 31, 2024).
Exhibit 99.5 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.4 to Aerovate Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-40544) filed with the SEC on October 31, 2024).
Exhibit 99.6 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to Aerovate Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-40544) filed with the SEC on October 31, 2024).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (05/01/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (05/01/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (05/01/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (05/01/2025)
- Fairmount Healthcare Co-Invest IV L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (05/01/2025)
- Fairmount Healthcare Co-Invest IV L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (05/01/2025)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (05/01/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (05/01/2025)